

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010





05060230



July 6, 2005

Gary P. Kreider
Keating Muething & Klekamp PLL
One East Fourth Street
Suite 1400
Cincinnati, OH 45202-3752

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 7-6-2005

Re: Cintas Corporation
Incoming letter dated June 10, 2005

Dear Mr. Kreider:

This is in response to your letter dated June 10, 2005 concerning the shareholder proposal submitted to Cintas by the Laborers' Local Union and District Council Pension Fund. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Mark W. Speakes
Fund Administrator
Laborers' Local Union and District
Council Pension Fund
905 – 16th Street, N.W.
Washington, DC 20006-1765

723254

KMK | Keating Muething & Klekamp PLL
ATTORNEYS AT LAW

RECEIVED
2005 JUN 15 PM 3:06
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

GARY P. KREIDER
DIRECT DIAL: (513) 579-6411
FACSIMILE: (513) 579-6457
E-MAIL: GKREIDER@KMKLAW.COM

June 10, 2005

via EDGAR and U.S. Mail

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Cintas Corporation -- Stockholder Proposal Submitted by the Laborers' Local Union and District Council Pension Fund

Dear Ladies and Gentlemen:

We are writing as counsel to Cintas Corporation to inform you that Cintas intends to omit a shareholder proposal from its proxy statement and form of proxy for Cintas' 2005 Annual Shareholders' Meeting pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended. The proposal and a May 2, 2004 letter from Mark W. Speakes of the Laborers' Local Union and District Council Pension Fund accompanying the proposal are attached as Exhibit A. We request confirmation that the Staff of the Division of Corporation Finance will not recommend enforcement action if Cintas omits the proposal from its proxy materials for the 2005 Annual Meeting for the reasons set forth below.

The 2005 Annual Shareholders' Meeting is scheduled to be held on October 18, 2005 and Cintas intends to file its definitive proxy materials with the Commission on or about September 1, 2005 and to commence mailing of those materials to shareholders on the same date.

The proposal requests that the Board of Directors amend Cintas' By-Laws to require that the Chairman of the Board be an independent director who has not previously served as an executive officer of Cintas. Cintas' Chairman of the Board, Richard T. Farmer, served as CEO until August 1995.

This proposal is similar to a proposal Cintas received last year from the AFL-CIO which the staff allowed Cintas to omit from its 2004 proxy materials pursuant to Rule 14a-8(i)(6). We believe that this proposal may be omitted from Cintas' 2005 proxy materials pursuant to Rule 14a-8(i)(4).

Rule 14a-8(i)(4) allows registrants to exclude proposals which relate to the redress of a personal claim or grievance against the company or any other persons or which is designed to result in a benefit to the proponent or to further a personal interest not shared by shareholders at large. The following facts and statements regarding the activities of the Laborers' Local Union and related unions show clearly that, despite the fact that the proposal is drafted in such a way that it could relate to matters which may be of general interest to all shareholders, the Laborers' Local Union is using the proposal as one of many tactics designed to assist it and other unions in their objective to obtain union representation at Cintas. Indeed, the following is clear evidence of the proponent's intention to forward its particular interests through the proposal.

Union campaign against Cintas and Mr. Farmer

Beginning in January, 2003, Cintas has been the subject of an intensive organizing campaign by the AFL-CIO's UNITE-HERE! (formerly known as Union of Needletrades, Industrial and Employees), led by Bruce Raynor, and allied member unions, including the Laborers' International Union of North America (LIUNA) with which the Laborers' Local Union is affiliated. Cintas has approximately 30,000 employees, most of whom are not members of labor organizations. Because of Cintas' size and prominence in the service industry, the campaign is apparently of prime importance to the union movement. The campaign has been the subject of numerous articles in business journals and other publications.

BNA's Daily Labor Report No. 9 dated January 14, 2003 commented on the institution of the union's efforts and essentially captures the union's admission that it is masterminding the shareholder campaigns against Cintas:

> **UNITE to Begin Large Campaign.** In the next few days, Raynor said that UNITE would be launching a nationwide organizing drive among some 30,000 workers at Cintas Corp., a large supplier of corporate logo uniforms, based in Cincinnati. Raynor called the company the "largest, most anti-union employer" in the industry, adding that it has won 39 decertification elections against unions. UNITE has assigned 50 organizers to the coordinated campaign, he said, which will involve putting pressure on the company, suing them, getting sued, picketing them, and picketing their customers, he said. He added that UNITE would be asking other unions for help in persuading their employers not to use uniforms from Cintas.
>
> The campaign could take many years and UNITE will spend millions of dollars, Raynor said, but the union will continue the campaign until at some point the company will agree to card-check recognition, he said.
>
> "This will be a financial loser," he said, but added that it's the kind of fight that unions have to take on. "It's the right thing to do for workers in that industry – to break the back of this employer," he said.

The importance of the campaign to unionize Cintas was reported in The Cincinnati Enquirer on August 31, 2003 as follows:

> The campaign "is the most significant organizing campaign in the United States," said Kate Brofenbrenner, director of labor education research at the New York State School of Industrial and Labor Relations at Cornell University in Ithaca, N.Y.

> "It's a priority for the entire labor movement," she said. "Cintas is big, and this is a multisite and multiunion" campaign. "If these unions succeed, it sets the model for other companies."
>
> UNITE leader Raynor promises an even tougher fight.
>
> "The next 12 months will be much more aggressive than the previous months," he said recently from UNITE's New York offices.

Workforce Management, a publication of Crane Communications, reported on the campaign against Cintas in its January 1, 2004 edition under the headline "A High-Stakes Union Fight: Who Will Fold First?" The article makes clear that the union is trying to further its interests through shareholder proposals. A quote from Mr. Raynor in the article evidences the union's intention to forward its interests through this shareholder proposal:

> As businesspeople, unionists and politicians watch closely, a proud company and a resurgent union movement are locked in a ferocious and pivotal battle. Many of their principles and tactics are old-fashioned. Others are as up-to-date as a smart bomb.....
>
> UNITE's next thrust came from a different direction. At Cintas' annual shareholder meeting on October 14, the company faced four dissident shareholders' resolutions, three more than in its entire history. The AFL-CIO openly backed only one, a corporate-governance proposal that would reconfigure the board of directors' nominating committee to include only independent directors. This would exclude company chairman Richard Farmer, the father of CEO Scott Farmer and the company's largest individual stockholder.
>
> Bruce Raynor thinks that bottom-line realities, as well as the rights of workers, will prevail. "I think Cintas has a decision to make. ***Are they in the business of serving shareholders and owners or fighting the union? You can't do both. We will set the stage so the company will not do both.*** In the end Cintas ownership will make the logical decision. **[Emphasis added]**

Further evidence that the union campaign is aimed at Cintas' corporate structure was illustrated by the following statement from union organizer Pete DeMay captured in videotape in August, 2003:

> We're going to really work hard on driving down [Cintas'] stock price.

From the time it went public in 1983 until 2002, Cintas had received only one shareholder proposal, and that related to political contributions. In 2002 Cintas received a union proposal related to audit activities which was withdrawn after institution of certain procedures by the audit committee. In 2003 Cintas received four proposals from unions, one which was substantially the same as that negotiated out the previous year. An additional proposal in 2003 from social action groups was coordinated with efforts of the AFL-CIO. In 2004, the Company received three union proposals, one of which from the AFL-CIO was substantially similar to the Laborers' Local Union proposal in that it aimed directly at removing the present Chairman of the Board and founder of the Company, Richard T. Farmer, from the Chairman's position. In 2005, the Company received two more union proposals. In addition to the proposal from the Laborers' Local Union, it received a proposal relating to majority voting from the United Brotherhood of Carpenters Fund.

It is hardly a coincidence that the increased interest in "corporate governance" at Cintas by the Laborers' Local Union and its Union allies has arisen during the organizing campaign which began in January 2003 and continues today. They are using Rule 14a-8 as an organizing tactic under the guise of corporate governance in an effort to embarrass Cintas' founder and Chairman in front of Cintas' shareholders and employees, many of whom are shareholders, as well.

Staff no action letters

Previous staff no action letters have made clear that a shareholder cannot use matters of general interest as a pretext if the shareholder's true motivation is self interest or personal grievance. It makes no difference that the proposal has been drafted to appear not to be directly related to the grievance but to relate to a matter of general interest to stockholders. *RCA Corporation* (February 7, 1979); *Armco Inc.* (January 29, 1980, reconsidered March 5, 1980); *American Express* (February 12, 1980); *Cabot Corporation* (December 3, 1992); *Texaco. Inc.* (March 18, 1993); and Exchange Act Release No. 34-19135 (October 14, 1982).

On many occasions, the Staff has recognized proposals of unions as nothing more than personal grievances masquerading as other issues. As long ago as 1982, the Staff supported the exclusion of proposals from unions, acknowledging them as tactics in union campaigns. Specifically, in *Core Industries, Inc.* (November 23, 1982) the Staff identified a proposal relating to policies on publication of information of equal employment opportunities as excludable under Rule 14a-8(i)(4) (then known as Rule 14a-8(c)(4)) while the proponent was representing a union attempting to organize against another company. In *Core Industries*, the Staff noted that "despite the fact that the proposal is drafted in such a way that it may relate to matters which may be of general interest to all shareholders, [the proponent] is using the proposal as one of many tactics designed to assist [the proponent] in his objective as a union organizer to obtain union representation."

Similarly, in *Dow Jones & Company, Inc.* (January 24, 1994) the Staff relied on Rule 14a-8(i)(4) (then known as Rule 14a-8(c)(4)) as it supported a company's exclusion of a union's proposal relating to an executive compensation issue when such proposal was another weapon of harassment of the company during the union's campaign. After describing a number of related union publications and other organizing tactics similar to those utilized by the Laborers' Local Union against Cintas, Dow Jones characterized the union's proposal as seeking to address a "personal grievance . . . inducing Dow Jones to conclude a collective bargaining agreement on terms favorable to [the Independent Association of Publishers' Employees]."

In *Crown Central Petroleum Corporation* (March 4, 1999), the Staff reversed its position taken in the prior year and allowed the omission under Rule 14a-8(i)(4) of a proposal from the Oil, Chemical and Atomic Workers Union which requested the commissioning of a study of the relationships between the company and its Chairman. In this case the OCAW, like the union attacking Mr. Farmer and Cintas, masterminded the shareholder campaigns brought ostensibly by OCAW members who were also shareholders of Crown Central. In that case, the OCAW's general counsel admitted in a sworn deposition that it was making approaches to Crown Central's shareholders as part of its negotiating strategy in connection with its contract negotiations with Crown Central.

In *Union Pacific Corporation* (January 30, 2000), the Staff considered a proposal that the company establish non-discriminatory pension policies brought by a group of employees of a company that had been acquired by Union Pacific. The Staff allowed exclusion of that proposal under Rule 14a-8(i)(4) since it was part of an overall plan by the group to attempt to gain their particular employment goals.

In *Sara Lee Corp.* (August 10, 2001), the Staff considered a proposal that the board of directors prohibit the payment of fund transfers without approval of non-employee directors. The matter involved the cessation of business in a Philippines subsidiary, which led to a complaint filed by labor unions in the Philippines. The Staff allowed the exclusion of the proposal under Rule 14a-8(i)(4) on the grounds that it was pursuant to the personal interests of the proponent and the union.

The particular factual pattern found in this case makes it clear that the proposal submitted is actually not a shareholder proposal dealing with the interests of shareholders at large. Rather, it is a tactic designed to result in a particular benefit to the proponent and its allies. As such, this proposal and the related prior proposals constitute an abuse of the processes of corporate governance which Rule 14a-8 is designed to promote.

Accordingly, based on the foregoing and in view of the consistent position of the Staff on prior proposals relating to similar issues, we believe that Cintas may properly omit the proposal under Rule 14a-8(i)(4). We request that the Staff indicate that it will not recommend enforcement action to the Commission if Cintas omits the proposal.

Enclosed are six copies of this letter. A copy of these materials is being sent to the proponent, the Laborers' Local Union and District Council Pension Fund, as notice of Cintas' intention to omit the proposal from its proxy materials for its 2005 Annual Shareholders' Meeting.

Yours truly,

KEATING MUETHING & KLEKAMP PLL

By: 
Gary P. Kreider

GPK:slh
Attachments:
Exhibit A

cc: Linda Priscilla
Laborers' Local Union and District Council Pension Fund

Exhibit A

[Stationery of Liuna Local Union and District Council Pension Fund]

Sent via facsimile and U.S. Mail

May 2, 2005

Thomas E. Frooman
Vice President and Secretary – General Counsel
Cintas Corporation
6800 Cintas Boulevard
Cincinnati, OH 45262

Dear Mr. Frooman:

On behalf of the Laborers' Local Union and District Council Pension Fund ("Fund"), I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the Cintas Corporation ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission's proxy regulations.

The Fund is the beneficial owner of approximately 2,450 shares of the Company's common stock, which have been held continuously for more than a year prior to this date of submission.

The Fund, like many other Building Trades' pension funds, is a long-term holder of the Company's common stock. The Proposal is submitted in order to promote a governance system at the Company that enables the Board and senior management to manage the Company for the long-term. Maximizing the Company's wealth generating capacity over the long-term will best serve the interests of the Company shareholders and other important constituents of the Company.

The Fund intends to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter. Either the undersigned or a designated representative will present the Proposal for consideration at the annual meeting of shareholders.

If you have any questions or wish to discuss the Proposal, please contact our Corporate Governance Advisor, Linda Priscilla at (202) 942-2359. Copies of correspondence or a request for a "no-action" letter should be forwarded to Ms. Linda Priscilla, Laborers' International Union of North America Corporate Governance Project, 905 16th Street, NW, Washington, DC 20006.

Sincerely,

/s/Mark W. Speakes

MARK W. SPEAKES
Fund Administrator

cc: Linda Priscilla, LIUNA

Enclosure

Separate Chairman and Chief Executive Officer Proposal

Resolved: that stockholders of the Cintas Corporation ("Cintas") urge the Board of Directors to take the necessary steps to amend the by-laws to require that, subject to any presently existing contractual obligations of the Company, the Chairman of the Board of Directors be an independent director who has not previously served as an executive officer of Cintas. The policy should also specify (a) how to select a new independent chairman if a current chairman ceases to be independent during the time between annual meetings of shareholders, and (b) that compliance with the policy is excused if no independent director is available and willing to serve as chairman.

Supporting Statement: The Board of Directors is elected by shareholders to oversee management and its Chairman provides leadership for the Board.

We believe that to be effective a board of directors must be led by a Chairman who is independent of management, for, in our opinion, having the same individual serve as both Chairman and CEO necessarily impairs the Chairman's ability to hold the CEO accountable.

The Conference Board recently issued a report on corporate governance. The Commission's members include John Snow, U.S. Treasury Secretary and Former Chairman of CSX Corporation; John Bogle, the Founder and former Chairman of Vanguard Group; Arthur Levitt Jr., former SEC Chairman; and former Federal Reserve System Chairman Paul Volcker. Its reported stated:

> The Commission is profoundly troubled by a the corporate scandals of the recent past. The primary concern in many of these situations is that strong CEOs appear to have exerted a dominant influence over their boards, often stifling the efforts of directors to play the central oversight role needed to ensure a healthy system of corporate governance....
>
> The Conference Board Commission on Public Trust and Private Enterprise, Findings and Recommendations, Jan. 9, 2003.

The Report discussed three principal approaches to provide the appropriate balance between board and CEO functions, including:

> The roles of Chairman and CEO would be performed by two separate individuals, and the Chairman would be one of the independent directors. The Commission recommends that each corporation give careful consideration, based on its particular circumstances, to separating the offices of the Chairman and Chief Executive Officer. The Commission believes that separating the positions of Chairman and CEO is fully consistent with the objectives of the [Sarbanes-Oxley] Act, the proposed New York Stock Exchange listing requirements, and the proposed NASDAQ requirements, and that separating the roles of Chairman and CEO enhances implementation of the Act and stock exchange reforms.

We urge your support for this proposal to require that the Chairman of the Board of Directors be an independent director.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

July 6, 2005

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Cintas Corporation
Incoming letter dated June 10, 2005

The proposal urges the board to take the necessary steps to amend the by-laws to require that the chairman of the board be an independent director who has not previously served as an executive officer of Cintas, and provides that the policy should specify how to select a new independent chairman if a current chairman ceases to be independent and that compliance with the policy is excused if no independent director is available and willing to serve as chairman.

We are unable to concur in your view that Cintas may exclude the proposal under rule 14a-8(i)(4). Accordingly, we do not believe that Cintas may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(4).

Sincerely,



Robyn Manos
Special Counsel